SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of April, 2007
                                          --------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
                                PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
                                ----------------------------------------------

AMVESCAP PLC
IMMEDIATE RELEASE  2 APRIL 2007
CONTACT: MICHAEL PERMAN  TEL: 020 7065 3942


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1.   Name of the issuer

     AMVESCAP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

     (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

     (iii) both (i) and (ii)


     PURSUANT TO (i)
     JOHN S. MARKWALTER JR.
     PHILIP TAYLOR

3.   Name of person discharging managerial responsibilities/director

     JOHN S MARKWALTER JR
     PHILIP TAYLOR

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

     AS 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

     NOTIFICATION RELATES TO THE PERSONS NAMED IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

     -

8.   State the nature of the transaction

     -

9. Number of shares, debentures or financial instruments relating to shares acquired

     -

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

     -

11. Number of shares, debentures or financial instruments relating to shares disposed

     -

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

     -

13.  Price per share or value of transaction

     -

14.  Date and place of transaction

     -

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

     -

16.  Date issuer informed of transaction

     -

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.  Date of grant

     30 MARCH 2007

18.  Period during which or date on which it can be exercised

     TAYLOR SEPTEMBER 2009 - MARCH 2010
     MARKWALTER - JUNE 2009

19.  Total amount paid (if any) for grant of the option

     .................................

20.  Description of shares or debentures involved (class and number)

     OPTIONS TO SUBSCRIBE FOR ORDINARY SHARES OF US$0.10
     TAYLOR  73
     MARKWALTER  302

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

     500P

22. Total number of shares or debentures over which options held following notification

     TAYLOR  1,429,131
     MARKWALTER  370,040

23.  Any additional information

     AWARDS AS A RESULT OF PARTICIPATION IN THE AMVESCAP INTERNATIONAL SHARESAVE PLAN

24.  Name of contact and telephone number for queries

     MICHAEL PERMAN
     020 7065 3942

Name and signature of duly authorised officer of issuer responsible for making notification

M Perman

Date of notification

2 APRIL 2007


END


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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  2 April, 2007                   By   /s/  Michael S. Perman
      -----------------                   --------------------------
                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary